As filed with the Securities and Exchange Commission on March 27, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-39240

GFL Environmental Inc.

(Exact name of registrant as specified in its charter)

100 New Park Place, Suite 500

Vaughan, Ontario, Canada L4K 0H9

(905) 326-0101

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Tangible Equity Units

(Title of each class of securities covered by this Form)

Subordinate Voting Shares

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, GFL Environmental Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 27, 2023

GFL ENVIRONMENTAL INC.

By:	/s/ Mindy Gilbert
Name: Mindy Gilbert
Title: Executive Vice President and Chief Legal Officer